SCHEDULE 13D

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Paramco Financial Group, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

699168 20 9

(CUSIP Number)

Terrence Riely

2391 NE Loop 410, Suite 103

San Antonio, TX 78217

(210) 653-6669

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 699168 20 9	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Terrence Riely
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 19,530,805
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 650,740
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,530,805
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.16%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 699168 20 9	Page 3 of 5 Pages

Item 1.

Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value (the “Common Stock”), of Paramco Financial Group, Inc., a Delaware corporation (the “Company.”).  The principal executive offices of the Company are located at 4610 So. Ulster Street, Suite 150, Denver, Colorado 80237.

Item 2.

Identity and Background.

The name of the person filing this statement is Terrence Riely.  His business address is 2391 N.E. Loop 410, Suite 103, San Antonio, Texas 78217.  His principal occupation is Secretary of Woodlands S.A. Financial Services, Inc.  Mr. Riely  is a citizen of the United States.  During the last five years, Mr. Riely has not been convicted in a criminal proceeding.  During the last five years, Mr. Riely has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration.

On June 3, 2004, Mr. Riely was granted Proxies to vote the shares of Common Stock of the Company from Douglas G. Gregg, Chairman of the Board and Chief Executive Officer of the Company, as to 7,312,505 shares and from Airline Communications, Ltd., an entity controlled by Mr. Gregg, as to 11,557,560 shares.  The primary purpose of the Proxies was to provide for the ability of Mr. Riely to vote the shares of common stock while Mr. Gregg would be undergoing long-term medical treatments and, secondarily, to facilitiate ongoing discussions with various holders of promissory notes issued by the Company, substantially all of whom had a pre-existing relationships with Mr. Riely.  The terms of the Proxies provide that they are irrevocable until the earlier of (1) May 31, 2006 or (2) when certain obligations under the above-referenced promissory notes have been fully satisfied.  With respect to this event, there was no monetary consideration involved.

Item 4.

Purpose of Transaction.

As a result of the event involved in Item 3, above, a beneficial interest in 18,880,065 shares of the Common Stock of the Company became attributable to Mr. Riely.  Immediately prior to that time, Mr. Riely was the beneficial owner of 650,740 shares of the Common Stock of the Company, 500,000 of which were issued to Mr. Riely by the Company in December 2003 as compensation for services rendered the Company by Mr. Riely in his capacity as Secretary, Chief Financial Officer and a member of the Board of Directors of the Company during the fiscal year ended December 31, 2003.  In addition, on or about June 1, 2004, in a non-public transaction between Secured Solutions Financial Group LLC, (“SSFG”), an entity solely owned by Mr. Riely, acquired 147,440 shares of Common Stock of the Company from Airline Communications, Ltd., an entity controlled by Mr. Gregg, in satisfaction of certain obligations of Mr. Gregg.  This transaction was reported by Mr. Gregg on Schedule 13D/A – Amendment No. 4 - filed with the Securities and Exchange Commission on June 2, 2004.

At the present time, Mr. Riely has no plans or proposals that related to or would result in:

(a)

The acquisition by any persons of additional securities of the Company, or the disposition of securities of the Company;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)

A sale of a material amount of assets of the Company or any of its subsidiaries;

(d)

Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the Company;

(f)

Any other material change in the Company’s business or corporate structure;

(g)

Change in the Company’s character, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

SCHEDULE 13D

CUSIP No. 699168 20 9	Page 4 of 5 Pages

(h)

Causing the Common Stock of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, specifically the OTC-BB;

(i)

Causing the Common Stock of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)

Any other action similar to any of these enumerated above;

Provided that, Mr. Riely, in his capacity as a member of the Board of Directors of the Company, reserves the right to take any action, including those enumerated above, which is deemed to be in the best interest of the Company and which action is approved by the Board of Directors of the Company.

Item 5.

Interest in Securities of the Issuer.

By means of his serving as being the sole member-owner of SSFG, Mr. Riely is deemed to have a beneficial interest in the 147,440 shares of the Common Stock of the Company that is owned of record and beneficially by SSFG.  In addition, Mr. Riely is the record and beneficial owner of 503,300 shares of the Common Stock of the Company.  These holdings total of 650,740 shares of the Common Stock of the Company and represent 1.14% of all shares of the Common Stock of the Company as of the date hereof.  In addition, as a result of the transaction reported by this Schedule 13D, Mr. Riely is attributed with a beneficial interest in 18,880,065  shares of Common Stock of the Company, representing 33.02% of all shares of Common Stock of the Company.  Other than set forth herein, Mr. Riely has no other interest, either of record or beneficially, in the Common Stock of the Company.

By means of his being the sole member-owner of SSFG, Mr. Riely has sole power to vote or to direct a vote and sole power to dispose or to direct the disposition of 147,440 shares of the Common Stock of the Company.  In addition, Mr. Riely has the sole power to vote or to direct a vote and sole power to dispose or to direct the disposition of the 503,300 shares of the Common Stock of the Company of which he is the record and beneficial owner.  As a result of the transaction reported by this Schedule 13D, Mr. Riely has the sole power to vote or to direct a vote, but no power to dispose or to direct the disposition of the aggregate of 18,880,065 shares of Common Stock of which Mr. Gregg and Airline are the record owners.  However, by their terms the Proxies would survive any disposition of such shares of Common Stock by Mr. Gregg and/or Airline.  Other than set forth herein, Mr. Riely does not possess any shares power to vote or to direct the vote, or shares power to dispose or to direct the disposition of any securities of the Company.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable, except as described above in Item 3.

Item 7.  Material to be filed as Exhibits.

A.

Irrevocable Proxy of Douglas G. Gregg in favor of Terrence Riely, dated June 3, 2004.

B.    Irrevocable Proxy of Airline Communications, Ltd. in favor of Terrence Riely, dated June 3, 2004.

SCHEDULE 13D

CUSIP No. 699168 20 9	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:

June 14, 2004

By: /s/ Terrence Riely

Terrence Riely